

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-4546

DIVISION OF
CORPORATION FINANCE
Mail Stop 4546

July 22, 2009

Via U.S. Mail and facsimile 617-208-2968

Mr. Bob Bates
Chief Financial Officer
Inova Technology, Inc.
375 N. Stephanie Street, Suite 1411
Henderson, NV 89014

Re: Inova Technology, Inc.
      File No.: 000-27397

Dear Mr. Bates:

      I am responding to your letter dated July 14, 2009 requesting this Division accept the company's proposal to file an amendment to its 2008 Form 10-K with expanded disclosures concerning restated annual and interim financial statements in lieu of filing amendments to all previously filed periodic reports. Specifically, the company has proposed to file a "comprehensive" April 30, 2008 Form 10-K/A in lieu of filing amendments to all affected prior Forms 10-K and 10-Q.   The "comprehensive" Form 10-K/A would include audited restated financial statements for the years ended April 30, 2008 and 2007 and reviewed restated financial statements for the quarterly periods in the years ended April 30, 2008 and 2007. You advised us that the company would be unable to file an amendment to its 2006 Form 10-K because the company's prior auditor is no longer registered with the PCAOB or practicing public accounting.

      In connection with your request, we believe it is appropriate to note that the company is responsible under the federal securities laws and regulations to file the required amended reports with the Commission and to determine the accuracy and adequacy of the information provided. To be in full compliance with the reporting requirements of the Exchange Act, the company is required to amend any of its filings that contain materially inaccurate financial statements. However, this Division will not object to the company's proposal to file a "comprehensive" April 30, 2008 Form 10-K/A as described above. However, the company should separately file amendments to its Forms 10-Q for the year ended April 30, 2009. The amended Form 10-Q information included in the "comprehensive" Form 10-K/A should be in the condensed format required by S-X Rule 8-03. Management's Discussion and Analysis should be provided for all periods presented.

In advising you that the staff of the Division of Corporation Finance will not object to your proposal, please note that this does not mean that the staff:

- will not comment on or require changes in your Form 10-K/A or Forms 10-Q/A related to the restatement;
- has concluded that you or your company have complied with all applicable financial statement requirements;
- has concluded that the company has satisfied all rule and form eligibility standards under the Securities Act and the Exchange Act;
- has concluded that the company is current in filing its Exchange Act reports; and
- has concluded that the company has complied with the reporting requirements of the Exchange Act.

In addition, our acceptance of your proposal does not foreclose against any action recommended by the Division of Enforcement with respect to your disclosure, filings or failures to file under the Exchange Act or foreclose any action recommended by the Division of Enforcement under Section 304 of the Sarbanes-Oxley Act, *Forfeiture of Certain Bonuses and Profits*, with respect to the periods that the company's financial statements require restatement, irrespective of whether the company amended the filings to include the restated financial statements.

Our conclusions are based solely on the information included in your letter. Materially new or different facts and circumstances could result in different conclusions. If you have any questions about this letter, please contact me at (202) 551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant